Derek Oil and Gas Corporation

(an exploration stage company)

Consolidated Financial Statements
April 30, 2005, 2004 and 2003
(expressed in Canadian dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Independent Auditors' Report

To the Shareholders of
Derek Oil and Gas Corporation

We have audited the consolidated balance sheets of **Derek Oil and Gas Corporation** (an exploration stage company) as at April 30, 2005 and 2004 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended April 30, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2005 and 2004 and the results of its operations and its cash flows and the changes in its shareholders' equity for the years ended April 30, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, Canada
July 29, 2005

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated July 29, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, Canada
July 29, 2005

Derek Oil and Gas Corporation

(an exploration stage company)
Consolidated Balance Sheets
As at April 30, 2005 and 2004

(expressed in Canadian dollars)

	2005 $	2004 $
Assets		
Current assets		
Cash and cash equivalents	1,008,208	632,700
Earn-in party trust funds (note 4)	-	146,962
Prepaids	26,827	7,515
Accounts receivable	11,356	17,186
	1,046,391	804,363
Performance bonds (note 3)	25,138	27,412
Oil and gas properties (note 3)	14,194,246	13,814,938
Other assets - net	19,925	7,721
	15,285,700	14,654,434
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	172,177	216,652
Earn-in party trust funds (note 4)	-	146,962
	172,177	363,614
Shareholders' Equity		
Capital stock (note 5)	28,854,814	27,080,110
Contributed surplus	1,324,758	901,206
Deficit	(15,066,049)	(13,690,496)
	15,113,523	14,290,820
	15,285,700	14,654,434

Going concern and nature of operations (note 1)

Commitments (note 10)

Approved by the Board of Directors

(signed) Barry C.J. Ehrl	Director	(signed) Edward Byrd	Director

The accompanying notes are an integral part of the consolidated financial statements.

Derek Oil and Gas Corporation

(an exploration stage company)
Consolidated Statements of Shareholders' Equity
For the years ended April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

	Common shares		Shares allotted - not issued $	Contributed surplus $	Equity component of notes payable $	Cumulative deficit $	Total shareholders' equity $
	Number of shares	Amount $					
Balance - April 30, 2002	38,145,022	22,464,255	-	-	132,000	(11,597,726)	10,998,529
Shares issued for cash - net of costs	4,217,500	421,750	-	-	-	-	421,750
Shares issued to settle notes payable	10,375,200	1,037,520	-	-	-	-	1,037,520
Share issued to settle interest on notes payable	928,830	92,883	-	-	-	-	92,883
Shares issued to settle accounts payable	3,441,505	344,151	-	-	-	-	344,151
Share consolidation (note 5)	(38,072,038)	-	-	-	-	-	-
Shares allotted - not issued	-	-	220,000	-	-	-	220,000
Contributed surplus	-	-	-	65,950	-	-	65,950
Notes payable	-	-	-	-	71,300	-	71,300
Loss for the year	-	-	-	-	-	(522,877)	(522,877)
Balance - April 30, 2003	19,036,019	24,360,559	220,000	65,950	203,300	(12,120,603)	12,729,206
Shares issued to settle notes payable	495,774	148,732	-	-	-	-	148,732
Allotted shares issued	1,100,000	220,000	(220,000)	-	-	-	-
Shares issued for cash - net of costs	9,534,002	2,350,819	-	-	-	-	2,350,819
Stock compensation expense	-	-	-	631,956	-	-	631,956
Settlement of notes payable	-	-	-	203,300	(203,300)	-	-
Loss for the year	-	-	-	-	-	(1,569,893)	(1,569,893)
Balance - April 30, 2004	30,165,795	27,080,110	-	901,206	-	(13,690,496)	14,290,820
Shares issued for cash - net of costs	5,095,835	1,774,704	-	-	-	-	1,774,704
Stock compensation expense	-	-	-	423,552	-	-	423,552
Loss for the year	-	-	-	-	-	(1,375,553)	(1,375,553)
Balance - April 30, 2005	35,261,630	28,854,814	-	1,324,758	-	(15,066,049)	15,113,523

The accompanying notes are an integral part of the consolidated financial statements.

Derek Oil and Gas Corporation

(an exploration stage company)
Consolidated Statements of Operations
For the years ended April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

	2005 $	2004 $	2003 $
Administration expenses			
Accounting, legal and audit	85,448	160,739	64,553
Accretion on notes payable	-	6,522	250,000
Consulting and management fees	184,714	170,979	116,752
Cost recoveries	-	-	(84,105)
Foreign exchange loss (gain)	25,634	(17,863)	(74,293)
Insurance	53,125	10,988	13,711
Interest expense	5,801	51,688	106,277
Office administration and other	79,580	101,061	24,613
Office rental	58,203	21,405	10,779
Shareholders' information and travel	213,536	289,584	40,310
Stock exchange and filing fees	13,844	29,153	22,660
Stock option expense (note 5)	423,552	631,956	-
Telephone	20,896	26,533	14,399
Transfer fees	10,347	9,398	10,010
Wages and salaries	210,185	114,472	68,260
	1,384,865	1,606,615	583,926
Other income			
Gain on settlement of liabilities	-	25,398	37,750
Interest and other income	9,312	11,324	23,299
	9,312	36,722	61,049
Loss for the year	(1,375,553)	(1,569,893)	(522,877)
Basic and diluted loss per share	(0.04)	(0.06)	(0.04)
Weighted average number of shares outstanding	33,013,434	25,348,533	14,753,342

The accompanying notes are an integral part of the consolidated financial statements.

Derek Oil and Gas Corporation

(an exploration stage company)
Consolidated Statements of Cash Flows
For the years ended April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

	2005 $	2004 $	2003 $
Cash flows from operating activities			
Loss for the year	(1,375,553)	(1,569,893)	(522,877)
Items not affecting cash			
Amortization	4,981	1,930	2,564
Interest on notes payable paid in shares	-	15,732	92,883
Gain on settlement of liabilities	-	(25,398)	(37,750)
Accretion on notes payable	-	6,522	250,000
Stock option expense	423,552	631,956	-
	(947,020)	(939,151)	(215,180)
Net change in non-cash working capital items			
Accounts receivable and prepaid expenses	(13,482)	(17,589)	(3,170)
Accounts payable and accrued liabilities	(44,475)	(768,830)	62,903
	(1,004,977)	(1,725,570)	(155,447)
Cash flows from investing activities			
Expenditures on oil and gas properties	(379,308)	(390,156)	(306,914)
Recoveries from oil and gas properties	-	792,236	-
Accounts payable on oil and gas properties	-	-	(174,821)
Performance bonds	2,274	54,298	(10,515)
Other assets	(17,185)	-	-
	(394,219)	456,378	(492,250)
Cash flows from financing activities			
Shares issued for cash - net of costs	1,774,704	2,350,819	421,750
Shares allotted - not issued	-	-	220,000
Repayment of notes payable	-	(457,784)	-
	1,774,704	1,893,035	641,750
Increase (decrease) in cash and cash equivalents	375,508	623,843	(5,947)
Cash and cash equivalents - Beginning of year	632,700	8,857	14,804
Cash and cash equivalents - End of year	1,008,208	632,700	8,857

Supplemental cash flow information (note 11)

The accompanying notes are an integral part of the consolidated financial statements.

Derek Oil and Gas Corporation
(an exploration stage company)
Notes to Consolidated Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

1   Going concern and nature of operations

The Company was incorporated under the British Columbia Company Act on April 6, 1981 under the name Cove Energy Corporation. The Company changed its name to Derek Resources Corporation effective May 5, 1995 and to Derek Oil and Gas Corporation (Derek or the Company) effective March 3, 2003.

The Company is engaged in the acquisition, exploration and development of oil and gas properties. The Company's current oil and gas activities are in the pre-production stage and, accordingly, Derek is an exploration stage company. The Company intends to advance the development of the LAK Ranch Project (which is located in Wyoming, U.S.) to commercial production through earn-in agreements with third parties (see note 3). Commercial production has not yet commenced.

Going concern

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business for the foreseeable future.

The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity and debt financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. While management has been successful in obtaining such additional sources of finance in the past, there can be no assurance that it will be able to do so in the future. The Company has a history of operating losses and of negative cash flows from operations. In the year ended April 30, 2005, the Company incurred a loss of $1,375,553 and cash outflows from operating activities of $1,004,977. The Company's deficit at April 30, 2005 totalled $15,066,049. Because of this uncertainty, there is substantial doubt about the Company's ability to continue as a going concern.

These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern. Such adjustments could be material.

Derek Oil and Gas Corporation

(an exploration stage company)
Notes to Consolidated Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

2 Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, as they apply to these statements, differ in certain respects from those in the United States, as explained in note 9.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Derek Resources (USA) Inc.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of oil and natural gas properties. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on deposit and term deposits with maturities of three months or less at the date of purchase.

Royalty income

From time to time, the Company receives royalty payments from projects in which it has an interest. These proceeds are recorded when received. Some historic property interests do not have any carrying value attributed to them. These royalty receipts are recorded as other income.

Derek Oil and Gas Corporation

(an exploration stage company)
Notes to Consolidated Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

Oil and gas interests

The Company follows the full cost method of accounting for oil and gas properties and equipment whereby all costs of acquiring, exploring for and developing oil and gas reserves are capitalized.

The Company regularly reviews the carrying value of its oil and gas properties, which are currently unproven, by reference to the project economics, the timing of exploration work, the work programs and the exploration results achieved on the project. Where an impairment occurs a charge to earnings would be made. Once commercial production is achieved, the Company will apply a ceiling test to ensure that capitalized costs do not exceed total estimate future net revenues from the production of proved reserves less general and administrative expenses, financing costs, site restoration costs and income taxes related to future production. Any reduction in value as a result of the ceiling test will be charged to operations as additional depletion, depreciation, and amortization. The Company did not apply a ceiling test in 2005 or 2004 because it is at the pilot stage of development and no proven reserves have been established.

Once in commercial production, capitalized costs of proven reserves and equipment will be depleted using a unit-of-production method based upon estimated proven reserves (energy content) net of royalties. Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the capitalized costs. In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the capitalized costs and the resultant profit or loss is taken into income. The Lak Ranch property is in the pilot stage of development. To-date, there has been no commercial production from the property and as a result no depletion has been recorded.

The recoverability of the amounts shown for oil and gas properties is dependent upon the existence of economically recoverable oil reserves, maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to bring the reserves into production, and upon future profitable production or proceeds from the disposition of properties. The amounts shown as oil and gas interests represent net costs to date, less proceeds from oil sales, and do not necessarily represent present or future values.

Asset retirement obligations

Effective May 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110, "Asset Retirement Obligations".

This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Management estimates that the Company has not incurred any significant asset retirement obligations to date.

Derek Oil and Gas Corporation

(an exploration stage company)
Notes to Consolidated Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

Revenue recognition

Revenues associated with the production and sale of crude oil owned by the Company are recognized when title to the product passes to the purchaser.

Proceeds from sale of these products prior to the commencement of commercial production are offset against capitalized costs.

Translation of foreign currencies

Derek Resources (USA) Inc. is considered an integrated foreign subsidiary and accordingly, its results and balance sheet are translated using the temporal method. Under this method of translation, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities are translated at historic exchange rates. Income and expenses are translated at the average exchange rate for the period. Resulting exchange gains or losses are included in the determination of loss for the period.

Stock options

The Company prospectively adopted the amended requirements of CICA Handbook Section 3870, "Accounting for Stock-based Compensation and Other Stock-based Payments", in the year ended April 30, 2004. These amendments require an expense to be recognized in the financial statements where stock options are granted.

Compensation expense is recognized when stock options are granted using the Black-Scholes model of estimating the fair value of the options granted in the period. Consideration paid for the shares on exercise of the stock option is credited to capital stock.

Loss per share

The loss per share is calculated using the weighted average number of shares outstanding during the reporting period. The dilutive effect of in-the-money stock options and warrants has not been included in the calculation of loss per share because to do so would be anti-dilutive.

Derek Oil and Gas Corporation

(an exploration stage company)
Notes to Consolidated Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

3 Oil and gas properties

	2005 $	2004 $
United States		
LAK Ranch Project (unproven)		
Acquisition costs		
Opening balance	(94,047)	36,588
Net royalty purchases	73,353	-
Option payments received	-	(130,635)
Closing balance	(20,694)	(94,047)
Exploration and development costs		
Opening balance	13,908,985	14,180,428
Surface preparation and construction	23,732	22,236
Field house, water and power	(16,811)	113,713
Professional engineering	32,710	58,430
General repairs and maintenance	43,876	10,035
Field site insurance	(6,043)	27,018
Travel and vehicle	-	(8,453)
Direct administration	-	5,939
Field operating costs *	410,468	109,554
Direct wages	890	51,686
Proceeds from sale of oil	(46,907)	-
	14,350,900	14,570,586
Less: SEC Oil and Gas Partnership contribution	(135,960)	(661,601)
Closing balance	14,214,940	13,908,985
Total	14,194,246	13,814,938

*   Field operating costs in 2005 consist of the Company's share of the operating expenses of LAK Ranch charged by the operator. These costs comprise principally lease operating expenses, steam operations and workovers. The average percentage of operating expenses borne by the Company in the year was 64%.

In April 2001, the Company was granted a 100% interest in the LAK Ranch Project, located near Newcastle, Wyoming, subject to various minimum and production royalty payments.

Derek Oil and Gas Corporation

(an exploration stage company)
Notes to Consolidated Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

During the year ended April 30, 2002, as part of certain financings, the Company granted additional royalties of US$0.14 per barrel of oil produced on the LAK Ranch Project. In addition the property carries additional gross overriding royalties to various parties. The Company has to date repurchased 4.7% of these overriding royalties for its own account. Of these 4.7% overriding royalties, 3.3% are subject to LAK Ranch producing 600 barrels of oil per day by April 9, 2009.

In October 2003, the Company entered into an agreement with SEC Oil and Gas Partnership (SEC), whereby SEC could earn a 5% working interest in the LAK Ranch Project by advancing to the Company the sum of US$600,000 for expenditure on the LAK Ranch Project (spent). SEC will under this amended agreement receive a 10% net revenue share until 1.2 times payback (US$720,000) at which time their revenue interest will revert to 5%. The additional net revenues paid to SEC will be funded from the Company's interest in the project and will reduce the Company's net revenue until payback is achieved. (See also note 4).

In January 2004, the Company concluded an agreement with Ivanhoe Energy (Ivanhoe), whereby Ivanhoe can earn up to a 60% interest in the LAK Ranch Project by expending US$5,000,000 on capital development of the project. Ivanhoe and the Company are responsible for their respective share of the operating costs and receive a revenue share proportional to their interest at the time. Ivanhoe has earned an initial interest of 30% and will earn an additional 6% for each US$1,000,000 expended. Ivanhoe's interest will be adjusted quarterly based on expenditures made. As at April 30, 2005, the ownership of the LAK Ranch Project was Ivanhoe 40%, SEC 5%, and the Company 55%. Ivanhoe has incurred capital development expenditures of approximately US$1,700,000 to April 30, 2005.

The Company has posted performance bonds of US$20,000 (2004 - US$20,000) in relation to the LAK Ranch Project.

4 Earn-in party trust funds

During the year ended April 30, 2004, SEC has advanced the Company US$600,000 to earn a 5% working interest in the LAK Ranch Project. The Company held these funds in trust, to expend on SEC's behalf, to cover operating expenses. As at April 30, 2005, these funds have been expended in their entirety (April 30, 2004 - $146,962 unspent) and SEC Oil and Gas Partnership has earned a 5% working interest in the project. (See also note 3).

Derek Oil and Gas Corporation

(an exploration stage company)
Notes to Consolidated Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

5 Capital stock

a) Common shares

Authorized
100,000,000 common shares without par value

Issued

	Number of shares	Amount $
Balance - April 30, 2002	38,145,022	22,464,255
Private placements	18,963,035	1,896,304
Share consolidation	(38,072,038)	-
Balance - April 30, 2003 (after consolidation)	19,036,019	24,360,559
Allotted shares issued	1,100,000	220,000
Private placements - net of issue costs	7,062,334	1,728,570
Options exercised	275,000	41,250
Shares issued to settle notes payable	495,774	148,732
Warrants exercised	2,196,668	580,999
Balance - April 30, 2004	30,165,795	27,080,110
Private placements - net of issue costs	735,000	374,246
Options exercised	525,000	104,750
Warrants exercised	3,835,835	1,295,708
Balance - April 30, 2005	35,261,630	28,854,814

In the year ended April 30, 2005, the Company completed a private placement raising $404,250 consisting of 735,000 units. Each unit consisted of one share and one share purchase warrant. Each warrant entitles the holder to purchase another share for $0.75 until January 24, 2006 or for $1.15 until January 24, 2007. A finder's fee of 0.42% royalty on LAK Ranch, which had an estimated fair value of $29,904, was granted in connected with this placement.

Derek Oil and Gas Corporation

(an exploration stage company)
Notes to Consolidated Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

b)   Stock options outstanding

The Stock Option Plan allows the Company to grant stock options, at exercise prices equal to or above market price, in amounts up to 10% of the number of common shares issued. All of the options have a five-year term and vest on the grant date.

	Stock options	Weighted average exercise price $
Balance as at April 30, 2002	856,000	1.20
Cancelled	(175,667)	1.53
Balance as at April 30, 2003	680,333	1.13
Cancelled	(655,333)	1.13
Exercised	(275,000)	0.15
Granted	3,020,000	0.30
Balance as at April 30, 2004	2,770,000	0.33
Cancelled	(260,000)	0.69
Exercised	(525,000)	0.20
Granted	1,125,000	0.56
Balance as at April 30, 2005	3,110,000	0.40

The following table summarizes the stock options outstanding and exercisable at April 30, 2005:

Range of exercise prices $	Number outstanding at April 30, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price $
0.15	1,300,000	3.2	0.15
028 - 0.30	250,000	3.5	0.29
0.48 - 0.55	910,000	4.8	0.55
0.60 - 0.80	625,000	3.8	0.73
1.05	25,000	0.5	1.05
	3,110,000	3.8	0.40

Derek Oil and Gas Corporation

(an exploration stage company)
Notes to Consolidated Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

The Company follows the fair value method of accounting for stock options. During the year ended April 30, 2005, 1,125,000 options were granted at a fair value of $423,552 (2004 - 3,020,000 options granted valued at $631,956). The Black-Scholes method of options valuation was used with the following assumptions:

Dividend yield	nil
Risk free interest rate	4.0% - 4.5%
Expected life	4 - 5 years
Expected volatility	101 - 110%

c) Share purchase warrants outstanding

Each of the Company's common share purchase warrants is convertible into one common share, upon payment of the exercise price.

	Share purchase warrants	Weighted average exercise price $
Balance as at April 30, 2002	8,924,547	1.50
Expired	(6,735,413)	1.59
Exercised	1,405,833	0.45
Balance as at April 30, 2003	3,594,967	1.21
Expired	(2,135,770)	1.25
Exercised	(2,196,666)	0.26
Granted	5,960,244	0.32
Balance as at April 30, 2004	5,222,775	0.37
Expired	(1,022,440)	0.42
Exercised	(3,835,835)	0.34
Granted	735,000	0.75
Balance as at April 30, 2005	1,099,500	0.80

The Company has 1,099,500 warrants outstanding as at April 30, 2005, of which 364,500 has an exercise price of $0.90 and a weighted average remaining contractual life of 0.80 years, and the remaining 735,000 warrants have an exercise price of $0.75 for 0.7 years and then increase to an exercise price of $1.15 for the 2 years following.

Derek Oil and Gas Corporation

(an exploration stage company)
Notes to Consolidated Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

6 Income taxes

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company's effective income tax expense is as follows:

	2005 $	2004 $	2003 $
Income tax recovery at statutory rates	(489,970)	(556,000)	(183,000)
Tax benefits not recognized	489,970	556,000	183,000
	-	-	-

The components of unrecognized future tax assets are as follows:

	2005 $	2004 $
Future income tax assets		
Resource assets	609,000	612,000
Non-capital losses	2,366,000	1,638,000
	2,975,000	2,250,000
Less: Valuation allowance	(2,975,000)	(2,250,000)
Net future income tax assets	-	-

The Company has approximately $1 million of United States tax losses available for deduction against income for tax purposes in future years. The Company also has estimated Canadian non-capital losses of $5.6 million which may be carried forward until 2006 to 2012, before expiring. No benefit has been recognized in respect of these amounts.

7 Segmented information

The Company currently operates in one reportable segment. Segmented information has been shown in note 3 for oil and gas properties. Substantially all the Company's remaining assets and liabilities are in Canada.

8 Financial instruments

The carrying values of current assets, current liabilities and performance bonds approximate their fair values due to the relatively short periods to maturity.

Derek Oil and Gas Corporation

(an exploration stage company)
Notes to Consolidated Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

9   Material differences between Canadian and United States generally accepted accounting principles (GAAP)

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The significant measurement differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are described below:

	2005 $	2004 $	2003 $
Consolidated statements of loss			
Loss for the year under Canadian GAAP	(1,375,553)	(1,569,893)	(522,877)
Accretion on notes payable (a)	-	6,522	250,000
Gain on settlement of notes payable (a)	-	-	(37,750)
Loss for the year under U.S. GAAP	(1,375,553)	(1,563,371)	(310,627)
Loss per share under U.S. GAAP	(0.04)	(0.06)	(0.02)
Consolidated balance sheets			
Liabilities			
Liabilities under Canadian GAAP	172,177	363,614	1,595,142
Equity component of notes payable (a)	-	-	203,300
Liabilities under U.S. GAAP	172,177	363,614	1,798,442
Shareholders' equity			
Shareholders' equity under Canadian GAAP	15,113,523	14,290,820	12,729,206
Notes payable (a)	-	-	(57,000)
Shareholders' equity under U.S. GAAP	15,113,523	14,290,820	12,672,206

a) Certain of the notes payable, with options to convert principal and interest into common shares of the Company, were split between debt and equity. Under U.S. GAAP, the conversion option would not be attributed any value and accordingly, the entire carrying amount of the notes payable would be classified as debt.

b) For U.S. GAAP purposes, the Company prospectively adopted the fair value based method of accounting for stock-based compensation in accordance with Financial Accounting Standards (FAS) No. 148 and therefore there is no difference between Canadian and U.S. GAAP in this regard.

Derek Oil and Gas Corporation

(an exploration stage company)
Notes to Consolidated Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

c) U.S. GAAP requires that a comprehensive income statement be prepared. Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners". The comprehensive income statement reconciles the reported net income to the comprehensive income amount.

For U.S. GAAP purposes, there is no difference between the Company's net income and comprehensive income.

d) Effective May 1, 2003, the Company adopted FAS No. 143, "Accounting for Asset Retirement Obligations." The Company adopted, effective May 1, 2004, the equivalent Canadian standard. The adoption of these standards did not have any impact on the results or financial position of the Company.

Impact of new and pending U.S. GAAP accounting standards

In September of 2004, the SEC released Staff Accounting Bulletin No. 106, which provides guidance regarding the interaction of Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirement Obligations (SFAS 143) with the full cost accounting rules in Article 4-10 of Regulation S-X. This bulletin clarifies the treatment of assets and liabilities resulting from the implementation of SFAS 143 on the full cost ceiling test and the calculation of depletion, depreciation and amortization. The Company is in compliance with the provisions of Staff Accounting Bulletin No. 106.

In December 2004, the FASB issued a revision to SFAS No. 123, "Accounting for Stock Based Compensation" which supersedes APB No. 25, "Accounting for Stock Issued to Employees". This Statement requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant and recognition of the cost in the results of operations over the period during which an employee is required to provide service in exchange for the award. The Company prospectively adopted the fair value based method of accounting for stock-based compensation under U.S. GAAP in fiscal 2004.

10 Commitments

The Company leased new premises from May 1, 2004. The lease has a term of 24 months and commits the Company to monthly rent charges of approximately $4,530 per month.

Derek Oil and Gas Corporation

(an exploration stage company)
Notes to Consolidated Financial Statements
April 30, 2005, 2004 and 2003

(expressed in Canadian dollars)

11 Supplemental cash flow information

	2005 $	2004 $	2003 $
Interest paid	5,801	20,531	13,394
Non-cash investing and financing activities			
Shares issued to settle accounts payable	-	-	344,151
Shares issued to settle notes payable	-	133,000	1,130,403
	-	133,000	1,474,554